Mail Stop 0406								November 3, 2005

Mr. Scott C. Taylor, Secretary
Phoenix Technologies, Ltd
915 Murphy Ranch Road
Milipitas, California 95035

	RE:	Phoenix Technologies, Ltd
		Form 10-K for the Fiscal Year ended September 30, 2004 Form 10-Q for the Fiscal Quarter ended December 31, 2004 Form 10-Q for the Fiscal Quarter ended March 31, 2005 Form 10-Q for the Fiscal Quarter ended June 30, 2005 Forms 8-K dated September 30, 2005 and October 11, 2005 File No: 0-17111

Dear Mr. Taylor:

	The staff has reviewed your response dated October 6, 2005 to our letter dated September 23, 2005 in which we performed a financial review of your Annual Report on Form 10-K for the year ended September 30, 2004. We have the following additional comments to your responses and your subsequent periodic filings. In our comments, we ask you to file amendments to your previous 1934 Act filings as well as to provide us with supplemental information so we may better understand your disclosures. After reviewing this information, we may or may not raise additional comments. Your response to this letter should be filed on EDGAR with the Commission no later than November
16, 2005. If you are unable to respond by this date, please contact us as soon as possible.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.



 Form 10-K filed for the period ended September 30, 2004

	Accounting Comments

1. We note your response to previous comment No. 2. In your response you indicate that the company follows the revenue recognition criteria outlined in paragraph 8 of SOP 97-2. Your response does not address how each of the criteria within paragraph 8 is actually met in order to support revenue recognition. Within the example you have provided, you indicate that you recognize revenue based on estimated future consumption. Explain why this estimation process is sufficient to meet the revenue recognition criteria:
:
* fees being fixed and determinable,
* delivery has occurred, and
* collectibility is probable.

Your response should address in specific detail how each of the revenue recognition criteria within paragraph 8 of SOP 97-2 has been met. Provide us with copies of your volume purchase agreements which would help us to understand your accounting treatment under these arrangements.

*******

       As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.


	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	Any questions should be directed to Sherri Bowen on (202)
551-
3681 or to                 Marc Thomas at (202) 551-3452. You may
also address questions to the undersigned on (202) 551-3730 as I supervised the review of your filing.

							Sincerely,



							Brad Skinner
							Accounting Branch Chief









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Phoenix Technologies, Ltd
November 3,  2005
Page 3